March 20, 2018

Mr. David Matheson
Chief Financial Officer, CFO
Dejour Energy (USA) Corp.
520, 999 Canada Place
Vancouver, BC
V6C 3E1
Canada

Subject:	Reserve Estimate and Financial Forecast as to Dejour’s Interests in the Kokopelli Field Area, Garfield County, Colorado.

Dear David:

As you requested, Gustavson Associates has completed reserves and economics as to Dejour Energy’s interests in future oil and gas production associated with the Kokopelli Field Area located in Garfield County. Reserves have been estimated based on analysis of analogous well production data. Estimates and projections have been made as of January 1, 2018. Reserves have been estimated in accordance with the US Securities and Exchange Commission’s (SEC) definitions and guidelines, and the report was prepared for the purpose of inclusion as an exhibit in a filing made with the SEC.

In general, Proved Developed Producing (PDP) reserves were assigned to 11 producing wells (shown in Table 2). Proved Developed Non-Producing (PDNP) reserves have been assigned to the Federal 14/15-7-21 well. There are plans to recomplete this well, which is currently producing out of the Mancos shale, in the Williams Fork member of the Mesaverde formation in July 2018. Proved Undeveloped (PUD) reserves have been assigned to 131 well locations. Gustavson is of the opinion that no current regulations, and no anticipated changes to regulations, would inhibit the ability of Dejour to recover the estimated reserves in the manner projected herein. It is our understanding that the reserves estimated herein represent all of Dejour’s US reserves.

The estimated net reserves volumes and associated net cash flow estimates are summarized in Table 1 below.

5757 Central Ave. Suite D Boulder, Co. 80301 USA 1-303-443-2209 FAX 1-303-443-3156 http://www.gustavson.com

Mr. David Matheson
March 20, 2018

Table 1 Summary of Net Reserves and Projected Before Tax Cash Flow

Reserves Category	Net Gas Reserves, MMcf	Net Oil Reserves (MBO)	Net NGL Reserves (MBO)	Before Tax Net Present Value, thousands of US$ Discounted at
				0%	10%
Proved Developed Producing	774.3	5.7	31.3	$1,435	$954
Proved Developed Non-Producing	203.3	1.8	8.2	$352	$195
Proved Undeveloped	26,629.6	235.0	1,077.6	$21,525	$1,463
Total Proved	27,607.2	242.5	1,117.1	$23,312	$2,612

The portion of the Company’s total reserves represented by the reserves included in this report is shown below.

LocationofReserves Country	Area	Gas (MMCF)	Condensate (MBBL)	NGL (MBBL)	OilEquivalent (MBOE)	Proportionof Oil Equiv. Reserves
UnitedStates	Colorado	27,607.20	242.5	1117.1	5,960.80	98%
TotalCompany					6,055.80	100%

Gustavson Associates has performed an evaluation of the reserves associated with both developed and undeveloped locations located in the Kokopelli Field Project Area, Garfield County, Colorado. Proved Developed Producing (PDP) Reserves have been assigned to 11 wells (shown in Table 2). The first four wells began producing in July and August of 2013 and next eight wells began producing in September 2015. All these wells are completed in the Williams Fork member of the Mesaverde formation except for one of the new wells, the Federal 14/15-7-21, which is completed in the Mancos shale.

Proved Developed Non-Producing (PDNP) reserves were assigned to the Federal 14-15-7-21 well. There are plans to recomplete this well, which is currently producing out of the Mancos shale, in the Williams Fork member of the Mesaverde formation in July 2018.

The PDP locations are displayed in Figure 1 and Figure 2. The property has additional upside which has not been included in this report. Under current economic conditions, drilling of offset locations in the Williams Fork or Mancos formation does not generate positive economics; therefore, no PUD reserves have been assigned.

Mr. David Matheson
March 20, 2018

Table 2 Summary of PDP Wells

Well Name	Working Interest	Revenue Interest	Producing Formation
1. Federal 6/7-16-21	5.5573%	4.4458%	Williams Fork
2. Federal 6/7-15-21	7.778%	6.6624%	Williams Fork
3. Federal 6/7-14-21	7.778%	6.6624%	Williams Fork
4. Federal 6/7-13-21	7.778%	6.6624%	Williams Fork
5. Federal 14/15-1-21	25.00%	20.00%	Williams Fork
6. Federal 14/15-2-21	25.00%	20.00%	Williams Fork
7. Federal 14/15-3-21	25.00%	20.00%	Williams Fork
8. Federal 14/15-4-21	25.00%	20.00%	Williams Fork
9. Federal 14/15-5-21	25.00%	20.00%	Williams Fork
10. Federal 14/15-6-21	25.00%	20.00%	Williams Fork
11. Federal 14/15-7-21	25.00%	20.00%	Mancos
12. Federal 14/15-8-21	25.00%	20.00%	Williams Fork

Figure 1 Map of Dejour Williams Fork Wells

Mr. David Matheson
March 20, 2018

Figure 2 Map of Dejour Mancos PDP Location

Oil and Gas Pricing

In order to determine the flat pricing in accordance with SEC guidelines, the Dejour’s revenue statements were analyzed. For all wells, a differential was calculated based on the price that Dejour was paid versus the West Texas Intermediate (WTI) and Henry Hub (HH) spot prices averaged for that given month. These differentials were then applied to the WTI and HH spot prices for the first day of each month in 2017 in order to estimate prices for Dejour’s products on the first day of the month, per SEC guidelines. These values were averaged and applied in the cash flows presented herein.

For Williams Fork wells, the wellhead gas price was estimated at 103.6% of NYMEX Henry Hub gas and the NGL price was found to be a factor of 11.76 times the Henry Hub gas price. The Williams Fork wellhead condensate prices were determined to be 12.4% lower than WTI prices. The utilized flat hydrocarbon pricings for Williams Fork can be found in Table 3.

Mr. David Matheson
March 20, 2018

Table 3 Flat Pricing for Williams Fork Wells

Flat Pricing for Effective Data January 1, 2018
Local Price Differentials Included
2017 Avg. WTI	2017 Avg. HH	Wellhead Oil	Wellhead Gas	NGL
$/B	$/mcf	$/B	$/mcf	$/B
51.34	2.99	44.95	3.10	35.18

Expenses

Operating costs are expected to be $2,800 per well per month. This is based on information provided by the Dejour and is consistent with our experience with similar wells in the area. The drilling and completion costs reflects economies of scale and contractual advantages expected to be gained when a large drilling program is executed. Severance tax is deducted at the rate of 1.04% of revenue. County ad valorem tax was estimated at approximately 3.91% of revenue after discussion with Garfield County personnel. Conservation tax was estimated at 0.072% and the annual property tax was estimated as 0.557% of net revenue. Note that Conservation tax rate and property tax are lumped together with Severance tax and Ad Valorem tax in the economics evaluation, respectively For Williams Fork Wells only, an NGL yield of approximately 38 Bbl/mmcf was applied for both Williams Fork and Mancos wells, based on actual data from late 2017 following changes in gas processing. A condensate/gas ratio of 8.3 Bbl/MMCF was applied based on actual 2017 sales. Contractual gas transportation, gathering, and processing fees of $0.71/MCF were deducted as operating costs for both Williams Fork and Mancos wells. Condensate trucking fee of $1.50/Bbl was also applied to the Williams Fork wells. Abandonment costs of $15,000 per well were estimated. All costs were held flat.

Dejour expects the Federal 14-15-7-21 well, currently producing out of the Mancos shale, to be recompleted in the Williams Fork in July 2018. This operation will cost $500,000 US, which Gustavson finds to be reasonable based on estimates from the client and experience in the area.

Detailed cash flow projections are shown in Tables 4 and 5 below. Note that the NGL volumes shown in these tables represent total NGL sales as expected based on the revenue statements provided by the Client.1

Limiting Conditions and Disclaimers

The accuracy of any reserve report or resource evaluation is a function of available data and of engineering and geologic interpretation and judgment. While the evaluation presented herein is believed to be reasonable, it should be viewed with the understanding that subsequent reservoir performance or changes in pricing structure, market demand, or other economic parameters may justify its revision. The assumptions, data, methods, and procedures used are appropriate for the
_________________________________

1 In some previous reports, ethane and heavier NGLs were reported separately. Here they are reported together.

Mr. David Matheson
March 20, 2018

purpose served by the report. Gustavson has used all methods and procedures as we considered necessary under the circumstances to prepare the report.

Gustavson Associates, LLC, holds neither direct nor indirect financial interest in the subject property, the company operating the subject acreage, or in any other affiliated companies.

All data and work files utilized in the preparation of this report are available for examination in our offices. Please contact us if we can be of assistance. We appreciate the opportunity to be of service and look forward to further serving Dejour Energy (USA) Corp.

Sincerely,

Letha C. Lencioni, P.E.
GUSTAVSON ASSOCIATES, LLC.
Vice-President, Petroleum Engineering
Registered Professional Engineer, State of Colorado, # 29506

Table 4 Summary Cash Flow Forecast, Proved Developed Producing Reserves

TOTAL PROVED DEVELOPED PRODUCING	DATE	: 02/26/2018
KOKOPELLI FIELD	TIME	: 14:44:39
GARFIELD COUNTY, COLORADO	DBS	: Dejour_YE2017
TO THE INTERESTS OF DEJOUR ENERGY	SETTINGS : Dejour
SCENARIO: Dejour flat

R E S E R V E S A N D E C O N O M I C S

EFF DATE: 01/2018
PW DATE: 01/2018

--END--	GROSS OIL	GROSS GAS	GROSS NGL	NET OIL	NET GAS	NET NGL	NET OIL	NET GAS	NET NGL	TOTAL
MO-YEAR	PRODUCTION	PRODUCTION	PRODUCTION	PRODUCTION	PRODUCTION	PRODUCTION	REVENUE	REVENUE	REVENUE	REVENUE
-------	---MBBLS---	----MMCF---	---MBBLS---	---MBBLS--	----MMCF--	---MBBLS--	---M$---	---M$---	---M$---	----M$---

12-2018	4.070	580.658	22.223	0.658	92.279	3.728	29.565	286.121	131.128	446.813
12-2019	3.317	467.759	17.903	0.527	73.171	2.956	23.703	226.875	103.984	354.562
12-2020	2.858	399.241	15.280	0.450	61.870	2.500	20.241	191.833	87.930	300.005
12-2021	2.529	350.811	13.427	0.396	53.992	2.181	17.797	167.407	76.738	261.941
12-2022	2.279	314.448	12.035	0.355	48.139	1.945	15.963	149.262	68.424	233.648

12-2023	2.082	285.973	10.945	0.323	43.596	1.762	14.528	135.174	61.968	211.669
12-2024	1.922	262.972	10.065	0.297	39.951	1.614	13.369	123.873	56.789	194.031
12-2025	1.788	243.942	9.337	0.276	36.953	1.493	12.411	114.577	52.529	179.517
12-2026	1.675	227.895	8.722	0.258	34.438	1.392	11.603	106.778	48.954	167.335
12-2027	1.578	214.147	8.196	0.243	32.292	1.305	10.911	100.125	45.906	156.942

12-2028	1.404	191.497	7.329	0.224	29.807	1.205	10.060	92.419	42.372	144.850
12-2029	1.195	164.882	6.311	0.204	27.300	1.103	9.182	84.647	38.807	132.636
12-2030	1.071	148.779	5.694	0.191	25.572	1.033	8.598	79.290	36.351	124.240
12-2031	1.019	141.288	5.408	0.182	24.284	0.981	8.176	75.294	34.520	117.990
12-2032	0.969	134.294	5.140	0.173	23.083	0.933	7.779	71.570	32.813	112.162

S TOT	29.756	4128.585	158.015	4.758	646.726	26.131	213.884	2005.244	919.214	3138.343

AFTER	5.499	750.346	28.719	0.972	127.566	5.156	43.679	395.532	181.363	620.573

TOTAL	35.255	4878.931	186.734	5.729	774.292	31.287	257.563	2400.776	1100.577	3758.916

--END--	NET OIL	NET GAS	NET NGL	SEVERANCE	AD VALOREM	NET OPER	OPERATING	EQUITY	UNDISC NET	DISC NET
MO-YEAR	PRICE	PRICE	PRICE	TAXES	TAXES	EXPENSES	CASH FLOW	INVESTMENT	CASH FLOW	CASH FLOW
-------	---M$---	---M$---	---M$---	-----M$----	-----M$----	----M$----	----M$----	----M$----	-----M$----	-----M$----

12-2018	44.95	3.10	35.18	4.955	19.747	155.838	266.273	3.750	262.523	250.284
12-2019	44.95	3.10	35.18	3.932	15.670	134.435	200.525	0.000	200.525	173.812
12-2020	44.95	3.10	35.18	3.327	13.259	124.261	159.158	0.000	159.158	125.414
12-2021	44.95	3.10	35.18	2.905	11.576	117.167	130.293	0.000	130.293	93.335
12-2022	44.95	3.10	35.18	2.591	10.326	111.897	108.834	0.000	108.834	70.876

12-2023	44.95	3.10	35.18	2.347	9.355	107.805	92.162	0.000	92.162	54.563
12-2024	44.95	3.10	35.18	2.152	8.575	104.522	78.782	0.000	78.782	42.401
12-2025	44.95	3.10	35.18	1.991	7.934	101.821	67.772	0.000	67.772	33.159
12-2026	44.95	3.10	35.18	1.856	7.395	99.555	58.529	0.000	58.529	26.034
12-2027	44.95	3.10	35.18	1.740	6.936	97.622	50.643	0.000	50.643	20.478

12-2028	44.95	3.10	35.18	1.606	6.402	92.985	43.858	2.333	41.524	15.260
12-2029	44.95	3.10	35.18	1.471	5.862	87.270	38.033	0.834	37.200	12.434
12-2030	44.95	3.10	35.18	1.378	5.491	84.467	32.904	0.000	32.904	9.996
12-2031	44.95	3.10	35.18	1.309	5.215	83.306	28.161	0.000	28.161	7.778
12-2032	44.95	3.10	35.18	1.244	4.957	82.224	23.738	0.000	23.738	5.960

S TOT	44.95	3.10	35.18	34.804	138.697	1585.175	1379.666	6.917	1372.749	941.783

AFTER	44.95	3.10	35.18	6.882	27.426	500.473	85.793	23.667	62.126	12.144

TOTAL	44.95	3.10	35.18	41.686	166.123	2085.648	1465.458	30.584	1434.875	953.927

	OIL	GAS			P.W. %	P.W., M$
	---------	---------			------	--------
GROSS WELLS	0.0	12.0	LIFE, YRS.	28.25	5.00	1143.235
GROSS ULT., MB & MMF	56.424	8875.085	DISCOUNT %	10.00	9.00	986.127
GROSS CUM., MB & MMF	21.169	3996.155	UNDISCOUNTED PAYOUT, YRS.	0.01	10.00	953.927
GROSS RES., MB & MMF	35.255	4878.931	DISCOUNTED PAYOUT, YRS.	0.01	15.00	822.860
NET RES., MB & MMF	5.729	774.292	UNDISCOUNTED NET/INVEST.	47.92	20.00	727.243
NET REVENUE, M$	257.563	2400.776	DISCOUNTED NET/INVEST.	118.12	25.00	654.511
INITIAL PRICE, $	44.955	3.101	RATE-OF-RETURN, PCT.	90.00	35.00	551.083
INITIAL N.I., PCT.	14.598	15.106	INITIAL W.I., PCT.	21.060	50.00	453.381
					70.00	374.330
					90.00	323.649

Table 5 Summary Cash Flow Forecast, Proved Developed Non-Producing Reserves

TOTAL PROVED DEVELOPED NON-PRODUCING	DATE	: 02/26/2018
KOKOPELLI FIELD	TIME	: 14:44:40
GARFIELD COUNTY, COLORADO	DBS	: Dejour_YE2017
TO THE INTERESTS OF DEJOUR ENERGY	SETTINGS : Dejour
SCENARIO : Dejour flat

R E S E R V E S A N D E C O N O M I C S

EFF DATE: 01/2018
PW DATE: 01/2018

--END--	GROSS OIL	GROSS GAS	GROSS NGL	NET OIL	NET GAS	NET NGL	NET OIL	NET GAS	NET NGL	TOTAL
MO-YEAR	PRODUCTION	PRODUCTION	PRODUCTION	PRODUCTION	PRODUCTION	PRODUCTION	REVENUE	REVENUE	REVENUE	REVENUE
-------	---MBBLS---	----MMCF---	---MBBLS---	---MBBLS--	----MMCF--	---MBBLS--	---M$---	---M$---	---M$---	----M$---

12-2018	1.215	145.516	5.570	0.243	27.529	1.114	10.922	85.356	39.187	135.465
12-2019	1.104	132.275	5.063	0.221	25.024	1.013	9.928	77.589	35.621	123.138
12-2020	0.688	82.412	3.155	0.138	15.591	0.631	6.186	48.341	22.193	76.720
12-2021	0.521	62.441	2.390	0.104	11.813	0.478	4.687	36.626	16.815	58.128
12-2022	0.427	51.202	1.960	0.085	9.686	0.392	3.843	30.034	13.788	47.665

12-2023	0.366	43.857	1.679	0.073	8.297	0.336	3.292	25.726	11.811	40.828
12-2024	0.322	38.625	1.478	0.064	7.307	0.296	2.899	22.656	10.401	35.957
12-2025	0.289	34.679	1.327	0.058	6.561	0.265	2.603	20.342	9.339	32.283
12-2026	0.264	31.581	1.209	0.053	5.974	0.242	2.370	18.524	8.505	29.399
12-2027	0.243	29.074	1.113	0.049	5.500	0.223	2.182	17.054	7.829	27.066

12-2028	0.225	26.997	1.033	0.045	5.107	0.207	2.026	15.836	7.270	25.132
12-2029	0.211	25.244	0.966	0.042	4.776	0.193	1.895	14.808	6.798	23.501
12-2030	0.198	23.742	0.909	0.040	4.492	0.182	1.782	13.927	6.394	22.102
12-2031	0.187	22.438	0.859	0.037	4.245	0.172	1.684	13.162	6.043	20.888
12-2032	0.179	21.413	0.820	0.036	4.051	0.164	1.607	12.560	5.766	19.934

S TOT	6.440	771.497	29.531	1.288	145.952	5.906	57.906	452.539	207.760	718.205

AFTER	2.530	303.018	11.599	0.506	57.325	2.320	22.744	177.742	81.601	282.087

TOTAL	8.970	1074.515	41.129	1.794	203.277	8.226	80.650	630.282	289.361	1000.292

--END--	NET OIL	NET GAS	NET NGL	SEVERANCE	AD VALOREM	NET OPER	OPERATING	EQUITY	UNDISC NET	DISC NET
MO-YEAR	PRICE	PRICE	PRICE	TAXES	TAXES	EXPENSES	CASH FLOW	INVESTMENT	CASH FLOW	CASH FLOW
-------	---M$---	---M$---	---M$---	-----M$----	-----M$----	----M$----	----M$----	----M$----	-----M$----	-----M$----

12-2018	44.95	3.10	35.18	1.502	5.987	29.087	98.888	125.000	-26.112	-26.805
12-2019	44.95	3.10	35.18	1.366	5.442	31.023	85.308	0.000	85.308	73.943
12-2020	44.95	3.10	35.18	0.851	3.391	22.495	49.983	0.000	49.983	39.386
12-2021	44.95	3.10	35.18	0.645	2.569	19.079	35.835	0.000	35.835	25.671
12-2022	44.95	3.10	35.18	0.529	2.107	17.157	27.873	0.000	27.873	18.152

12-2023	44.95	3.10	35.18	0.453	1.804	15.901	22.670	0.000	22.670	13.421
12-2024	44.95	3.10	35.18	0.399	1.589	15.006	18.963	0.000	18.963	10.206
12-2025	44.95	3.10	35.18	0.358	1.427	14.331	16.168	0.000	16.168	7.910
12-2026	44.95	3.10	35.18	0.326	1.299	13.801	13.973	0.000	13.973	6.215
12-2027	44.95	3.10	35.18	0.300	1.196	13.372	12.197	0.000	12.197	4.932

12-2028	44.95	3.10	35.18	0.279	1.111	13.017	10.726	0.000	10.726	3.943
12-2029	44.95	3.10	35.18	0.261	1.039	12.718	9.484	0.000	9.484	3.169
12-2030	44.95	3.10	35.18	0.245	0.977	12.461	8.420	0.000	8.420	2.558
12-2031	44.95	3.10	35.18	0.232	0.923	12.238	7.496	0.000	7.496	2.070
12-2032	44.95	3.10	35.18	0.221	0.881	12.062	6.769	0.000	6.769	1.700

S TOT	44.95	3.10	35.18	7.965	31.741	253.747	424.753	125.000	299.753	186.471

AFTER	44.95	3.10	35.18	3.128	12.467	210.724	55.767	3.750	52.017	8.005

TOTAL	44.95	3.10	35.18	11.093	44.207	464.472	480.520	128.750	351.770	194.477

	OIL	GAS			P.W. %	P.W., M$
	---------	---------			------	--------
GROSS WELLS	0.0	1.0	LIFE, YRS.	33.92	5.00	252.271
GROSS ULT., MB & MMF	8.970	1074.515	DISCOUNT %	10.00	9.00	203.994
GROSS CUM., MB & MMF	0.000	0.000	UNDISCOUNTED PAYOUT, YRS.	1.31	10.00	194.477
GROSS RES., MB & MMF	8.970	1074.515	DISCOUNTED PAYOUT, YRS.	1.36	15.00	156.785
NET RES., MB & MMF	1.794	203.277	UNDISCOUNTED NET/INVEST.	3.73	20.00	130.079
NET REVENUE, M$	80.650	630.281	DISCOUNTED NET/INVEST.	2.60	25.00	110.024
INITIAL PRICE, $	44.955	3.101	RATE-OF-RETURN, PCT.	90.00	35.00	81.666
INITIAL N.I., PCT.	20.000	20.000	INITIAL W.I., PCT.	25.000	50.00	54.932
					70.00	33.462
					90.00	19.976

Table 6 Summary Cash Flow Forecast, Proved Undeveloped Reserves

TOTAL PROVED UNDEVELOPED	DATE	: 02/26/2018
KOKOPELLI FIELD	TIME	: 14:45:54
GARFIELD COUNTY, COLORADO	DBS	: Dejour_YE2017
TO THE INTERESTS OF DEJOUR ENERGY	SETTINGS : Dejour
SCENARIO : Dejour flat

R E S E R V E S A N D E C O N O M I C S

EFF DATE: 01/2018
PW DATE: 01/2018

--END--	GROSS OIL	GROSS GAS	GROSS NGL	NET OIL	NET GAS	NET NGL	NET OIL	NET GAS	NET NGL	TOTAL
MO-YEAR	PRODUCTION	PRODUCTION	PRODUCTION	PRODUCTION	PRODUCTION	PRODUCTION	REVENUE	REVENUE	REVENUE	REVENUE
-------	---MBBLS---	----MMCF---	---MBBLS---	---MBBLS--	----MMCF--	---MBBLS--	---M$---	---M$---	---M$---	----M$---

12-2018	50.817	6087.375	233.007	10.163	1151.609	46.601	456.898	3570.691	1639.297	5666.889
12-2019	129.523	15515.408	593.885	25.905	2935.204	118.777	1164.536	9100.924	4178.219	14443.682
12-2020	138.621	16605.336	635.604	27.724	3141.395	127.121	1246.342	9740.243	4471.729	15458.315
12-2021	88.459	10596.429	405.600	17.692	2004.630	81.120	795.332	6215.578	2853.560	9864.468
12-2022	66.484	7964.086	304.842	13.297	1506.646	60.968	597.758	4671.517	2144.686	7413.961

12-2023	54.602	6540.689	250.359	10.920	1237.367	50.072	490.923	3836.593	1761.373	6088.895
12-2024	46.888	5616.728	214.992	9.378	1062.572	42.998	421.573	3294.623	1512.554	5228.753
12-2025	41.392	4958.282	189.789	8.278	938.008	37.958	372.153	2908.397	1335.239	4615.788
12-2026	37.238	4460.725	170.744	7.448	843.880	34.149	334.808	2616.544	1201.249	4152.599
12-2027	33.969	4069.116	155.754	6.794	769.795	31.151	305.415	2386.835	1095.791	3788.041

12-2028	31.317	3751.468	143.595	6.263	709.703	28.719	281.573	2200.510	1010.251	3492.336
12-2029	29.116	3487.753	133.501	5.823	659.813	26.700	261.779	2045.823	939.233	3246.834
12-2030	27.254	3264.718	124.964	5.451	617.620	24.993	245.039	1914.996	879.172	3039.208
12-2031	25.655	3073.216	117.634	5.131	581.391	23.527	230.666	1802.668	827.601	2860.933
12-2032	24.307	2911.698	111.451	4.861	550.835	22.290	218.543	1707.924	784.105	2710.570

S TOT	825.642	98903.031	3785.721	165.128	18710.469	757.144	7423.338	58013.863	26634.059	92071.273

AFTER	349.450	41860.371	1602.294	69.890	7919.147	320.459	3141.904	24554.176	11272.777	38968.863

TOTAL	1175.093	140763.406	5388.015	235.019	26629.615	1077.603	10565.243	82568.039	37906.836	131040.133

--END--	NET OIL	NET GAS	NET NGL	SEVERANCE	AD VALOREM	NET OPER	OPERATING	EQUITY	UNDISC NET	DISC NET
MO-YEAR	PRICE	PRICE	PRICE	TAXES	TAXES	EXPENSES	CASH FLOW	INVESTMENT	CASH FLOW	CASH FLOW
-------	---M$---	---M$---	---M$---	-----M$----	-----M$----	----M$----	----M$----	----M$----	-----M$----	-----M$----

12-2018	44.95	3.10	35.18	62.846	250.444	1210.510	4143.088	19687.500	-15544.414	-14790.343
12-2019	44.95	3.10	35.18	160.180	637.503	3340.264	10305.725	15625.000	-5319.271	-4669.978
12-2020	44.95	3.10	35.18	171.433	682.526	3892.769	10711.575	5625.000	5086.575	3846.666
12-2021	44.95	3.10	35.18	109.397	435.542	2912.680	6406.850	0.000	6406.850	4589.550
12-2022	44.95	3.10	35.18	82.221	327.340	2462.481	4541.923	0.000	4541.923	2957.829

12-2023	44.95	3.10	35.18	67.526	268.835	2219.041	3533.489	0.000	3533.489	2091.915
12-2024	44.95	3.10	35.18	57.987	230.858	2061.015	2878.888	0.000	2878.888	1549.432
12-2025	44.95	3.10	35.18	51.189	203.795	1948.404	2412.400	0.000	2412.400	1180.333
12-2026	44.95	3.10	35.18	46.052	183.345	1863.308	2059.895	0.000	2059.895	916.236
12-2027	44.95	3.10	35.18	42.009	167.249	1796.332	1782.451	0.000	1782.451	720.754

12-2028	44.95	3.10	35.18	38.730	154.193	1742.005	1557.406	0.000	1557.406	572.504
12-2029	44.95	3.10	35.18	36.007	143.354	1696.902	1370.571	0.000	1370.571	458.021
12-2030	44.95	3.10	35.18	33.705	134.187	1658.758	1212.558	0.000	1212.558	368.378
12-2031	44.95	3.10	35.18	31.728	126.316	1626.006	1076.885	0.000	1076.885	297.418
12-2032	44.95	3.10	35.18	30.060	119.677	1598.381	962.452	0.000	962.452	241.649

S TOT	44.95	3.10	35.18	1021.070	4065.163	32028.859	54956.160	40937.500	14018.660	330.366

AFTER	44.95	3.10	35.18	432.165	1720.535	28818.686	7997.475	491.250	7506.225	1132.351

TOTAL	44.95	3.10	35.18	1453.235	5785.698	60847.543	62953.637	41428.754	21524.885	1462.716

	OIL	GAS			P.W. %	P.W., M$
	---------	---------			------	--------
GROSS WELLS	0.0	131.0	LIFE, YRS.	35.83	5.00	8504.717
GROSS ULT., MB & MMF	1175.093	140763.406	DISCOUNT %	10.00	9.00	2583.066
GROSS CUM., MB & MMF	0.000	0.000	UNDISCOUNTED PAYOUT, YRS.	6.45	10.00	1462.713
GROSS RES., MB & MMF	1175.093	140763.406	DISCOUNTED PAYOUT, YRS.	13.70	15.00	-2764.967
NET RES., MB & MMF	235.019	26629.615	UNDISCOUNTED NET/INVEST.	1.52	20.00	-5495.125
NET REVENUE, M$	10565.244	82568.055	DISCOUNTED NET/INVEST.	1.04	25.00	-7347.006
INITIAL PRICE, $	44.955	3.101	RATE-OF-RETURN, PCT.	11.73	35.00	-9573.115
INITIAL N.I., PCT.	20.000	20.000	INITIAL W.I., PCT.	25.000	50.00	-11089.390
					70.00	-11719.011
					90.00	-11737.975